UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Vivo Participações S.A.
(Name of Issuer)

American Depositary Shares (as evidenced by American Depositary Receipts)
each representing one share of Preferred Stock
(Title of Class of Securities)

928555S200
(CUSIP Number)

Consuelo Barbé Capdevila
Telefónica, S.A.
Distrito C, Ronda de la Comunicación, s/n,
28050, Madrid, Spain
Telephone: (+34) 91 482 37 33
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	928555S200	13D

1	NAME OF REPORTING PERSON TELEFÓNICA, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 116,048,153 preferred shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 116,048,153 preferred shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,048,153 preferred shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% preferred shares
14	TYPE OF REPORTING PERSON CO

CUSIP No.	928555S200	13D

1	NAME OF REPORTING PERSON Brasilcel N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 116,048,153 preferred shares
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 116,048,153 preferred shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,048,153 preferred shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% preferred shares
14	TYPE OF REPORTING PERSON CO

* Brasilcel N.V., is a company owned 50% by Telefónica, S.A. and 50% by Portugal Telecom, SGPS, S.A.  Brasilcel N.V. beneficially owns 116,048,153 preferred shares (representing, approximately, 44.1% of the total number of preferred shares) of Vivo Participações S.A.

SCHEDULE 13D

This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D filed July 16, 2003, as amended by Amendment No. 1 filed on October 13, 2004, Amendment No. 2 filed on October 19, 2004, Amendment No. 3 filed on January 3, 2005 and Amendment No. 4 filed on January 18, 2005 by Telefónica, S.A. and Brasilcel N.V.

Item 1. Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the preferred shares of Vivo Participações S.A. (“Vivo Participações”), formerly known as Telesp Celular Participações S.A.  Vivo Participações is a corporation organized under the laws of the Federative Republic of Brazil. The address of its principal executive offices is Av. Roque Petroni Jr., no. 1464, 6th Floor - part, “B” building, 04707-000, São Paulo, SP, Federative Republic of Brazil, and its telephone number is +55 11 7420-1172.

Item 2. Identity and Background

This Amendment No. 5 is filed by Telefónica, S.A. (“Telefónica”), a corporation organized under the laws of the Kingdom of Spain, and Brasilcel N.V. (“Brasilcel”, and, together with Telefónica, the “Reporting Persons”), a corporation organized under the laws of The Netherlands. The principal business address for, and address of the principal office of, Telefónica is Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain.  Telefónica’s principal business is telecommunications.  The principal business address for, and address of the principal office of, Brasilcel is Strawiskylaan, 3105, Amsterdam P7 1077ZX, The Netherlands.  Brasicel’s principal business is telecommunications.

In 2001, Telefónica Móviles, S.A. (“Telefónica Móviles”), which was at the time a majority owned subsidiary of Telefónica (as of January 2001, Telefónica held directly a 92.2% interest in Telefónica Móviles), and Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) decided to combine their respective mobile assets in Brazil through a joint vehicle. In December 2002, Telefónica Móviles and Portugal Telecom transferred to Brasilcel all their direct and indirect interests in the mobile Brazilian companies they owned. After a restructuring process, such companies were merged and the resulting company was renamed as Vivo Participações.

On March 29, 2006, the respective Boards of Directors of Telefónica and Telefónica Móviles approved the merger of the two companies. On July 29, 2006, the merger of Telefónica and Telefónica Móviles was consummated.  Up to July 29, 2006, Telefónica Móviles held directly the 50% interest in Brasilcel.  Since that date, Telefónica has held directly, and Telefónica currently holds, the 50% interest in Brasilcel.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule I or Schedule II, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedules I and II are incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraph to the end of Item 3:

Currently, Telefónica plans to use available cash to finance approximately one-third of Increased Offer 2 (as defined under Item 4 of this Amendment No. 5) and plans to borrow funds from one or more financial institutions to finance approximately two-thirds of Increased Offer 2.  At this time, Telefónica has not determined whether it will obtain such borrowed funds from existing sources of credit or new credit arrangements.  Telefónica’s plans concerning the funds used to finance Increased Offer 2 are subject to change.

Item 4. Purpose of Transaction

The Reporting Persons are filing this Amendment No. 5 in part to revise information previously reported regarding the purpose of its investment in Brasilcel.  Item 4 is amended by adding the following paragraph to the end of Item 4:

Telefónica submitted on May 6, 2010 an offer (“Offer 1”) to Portugal Telecom for the acquisition of Portugal Telecom’s stake in Brasilcel for an amount of € 5,700 million.  Offer 1 also contemplated that Telefónica would launch a tender offer for the ordinary shares of Vivo Participações which were not owned by Brasilcel, representing approximately 11.1% of the total number of ordinary shares and 3.8% of the total capital stock of Vivo Participações.  On May 10, 2010, Portugal Telecom announced that it rejected Offer 1. Subsequently on June 1, 2010, Telefónica submitted to Portugal Telecom a new binding and unconditional offer (“Offer 2”) for an amount of  € 6,500 million for the acquisition of 50% of the share capital of Brasilcel.  On June 29, 2010, Telefónica submitted a letter to Portugal Telecom increasing the amount of the binding and unconditional Offer 2 to € 7,150 million for the acquisition of 50% of the share capital of Brasilcel (“Increased Offer 2”).  On June 30, 2010, Telefónica extended the acceptance period for Increased Offer 2 until July 16, 2010.  These offers are discussed in more detail in Item 6 below.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is amended and restated in its entirety by the following paragraphs:

(a) Each of Brasilcel and Telefónica may be deemed to be beneficial owners pursuant to the Act of 116,048,153 preferred shares of Vivo Participações that are held directly or indirectly by Brasilcel, approximately 44.1% of the outstanding preferred shares of Vivo Participações.  Of the preferred shares held directly or indirectly by Brasilcel, 10,996,691 are in the form of ADSs, each of which represents 1 preferred share of Vivo Participações.  However, Telefónica only owns 50% of Brasilcel.  To the knowledge of the Reporting Persons, none of the persons listed on Schedules I or II beneficially owns any preferred shares of Vivo Participações.

Brasilcel directly holds 91,087,513 preferred shares, representing 34.6% of the outstanding preferred shares of Vivo Participações.  The rest of Brasilcel’s preferred shares in Vivo Participações are held indirectly though its wholly owned subsidiaries Portelcom Participações S.A. and TBS Participações LTDA as follows:

 - Portelcom Participações S.A. holds directly 24,669,191 preferred shares, representing 9.4% of the outstanding preferred shares of Vivo Participações.

- TBS Participações LTDA holds directly 291,449 preferred shares, representing 0.1% of the outstanding preferred shares of Vivo Participações.

Each of Brasilcel and Telefónica may be deemed to be beneficial owners pursuant to the Act of 24,960,640 preferred shares of Vivo Participações held directly by Portelcom Participações S.A. and TBS Participações LTDA, which shares are included in the number of shares disclosed in the first sentence of this Item 5(a).  Portugal Telecom, TMN Telecomunicações Móveis Nacionais S.A. (a wholly owned subsidiary of Portugal Telecom) and PT Móveis, SGPS, S.A. may be deemed to be beneficial owners pursuant to the Act of the shares of Vivo Participações that Brasilcel, Portelcom Participações S.A. and TBS Participações LTDA hold and may be deemed, together with Telefónica, Brasilcel, Portelcom Participações S.A. and TBS Participações LTDA, to comprise a group within the meaning of Section 13(d) of the Act.

Notwithstanding the above, the Reporting Persons disclaim membership in a group within the meaning of Section 13(d)(3) of the Act.

Item 5(b) is amended by adding the following paragraph to the end of Item 5(b).

(b) Pursuant to the merger of Telefónica and Telefónica Móviles, Telefónica has succeeded to the rights and obligations of Telefónica Móviles under the Joint Venture Arrangement (including the Shareholders Agreement and the Subscription Agreement filed therewith) described in Item 6 to Amendment No. 1 to the Schedule 13D filed on October 13, 2004.

(c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person on Schedule I or Schedule II has effected any transaction in the preferred shares of Vivo Participações in the past 60 days.

Item 6.  Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following language at the end of Item 6:

On May 6, 2010 Telefónica submitted to Portugal Telecom an offer for the acquisition of the shares representing 50% of the capital stock of Brasilcel owned by Portugal Telecom (the “Brasilcel Shares”), for a total purchase price of € 5,700 million.  Offer 1 also contemplated that Telefónica would launch a tender offer for the ordinary shares of Vivo Participações which were not owned by Brasilcel, representing approximately 11.1% of the total number of ordinary shares and 3.8% of the total capital stock of Vivo Participações. The price per ordinary share in such tender offer would be 80% of the value attributed to each ordinary share owned by Brasilcel in Offer 1, hence the total price would be approximately € 600 million.  Therefore, the total amount of the transaction, considering (i) the price offered for the acquisition of the shares of Brasilcel owned by Portugal Telecom, € 5,700 million, and (ii) the price in the tender offer for the ordinary shares of Vivo Participações that are not owned by Brasilcel, approximately € 600 million, would be approximately  € 6,300 million.

Offer 1 was binding and not subject to any condition, and it stated a deadline of two months from its acceptance to complete the above mentioned acquisition of the Brasilcel Shares. On May 10, 2010, Portugal Telecom announced that it rejected Offer 1.

Subsequently, on June 1, 2010, Telefónica submitted to Portugal Telecom a new binding and unconditional offer for a total amount of € 6,500 million for the acquisition of 50% of the share capital of Brasilcel.  The transaction underlying Offer 2 would be carried out, at Portugal Telecom’s discretion, (i) through the acquisition of 50% of the Brasilcel Shares (“Alternative A”), or (ii) through the acquisition of one-third of the Brasilcel Shares together with the granting of a right in favor of Portugal Telecom to put (the “Put”) the remaining two-thirds of the Brasilcel Shares (to be exercised in whole or periodically in parts within a three-year period from the acquisition of the first one-third) to Telefónica (“Alternative B”).

Under Alternative A, the transfer of the Brasilcel Shares shall be executed no later than sixty days after the acceptance of Offer 2, at a global price of € 6,500 million, to be paid in cash. Under Alternative B, the transfer of one-third of the Brasilcel Shares shall be executed no later than sixty days after the acceptance of Offer 2 at a global price of €2,166.7 million, to be paid in cash (equivalent to one-third of € 6,500 million).  Transfer of the remaining Brasilcel Shares shall be executed, in one or more transactions within a period of three years, no later than sixty days after the exercise of the Put by Portugal Telecom at a maximum aggregate price of € 4,333.3 million (assuming a complete exercise of the Put is made), payable in cash. After the transfer of one-third of the Brasilcel Shares under Alternative B or the transfer of the Brasilcel Shares under Alternative A, the Shareholders’ Agreement and Subscription Agreement between Portugal Telecom and Telefónica would terminate and Telefónica would be the controlling shareholder of Brasilcel.  Offer 2 also contemplated that Telefónica would launch a tender offer for the ordinary shares of Vivo Participações which were not owned by Brasilcel, representing approximately 11.1% of the total number of ordinary shares and 3.8% of the total capital stock of Vivo Participações. The price per ordinary share in such tender offer would be 80% of the value attributed to each ordinary share owned by Brasilcel in the Offer 2.  In response, Portugal Telecom called an extraordinary general meeting (“EGM”) of its shareholders to be held on June 30, 2010 for the purpose of voting on Offer 2.

On June 29, 2010, Telefónica submitted a letter to Portugal Telecom increasing the amount of Offer 2 to € 7,150 million for the acquisition of 50% of the Shares under Alternative A.  In this same letter, Telefónica increased the amount of the binding and unconditional offer to €2,383.3 million for one-third of the shares of Brasilcel under Alternative B, and increased the amount of the binding and unconditional offer to € 4,766.7 million (assuming a complete exercise of the Put is made) for the remaining two-thirds of Brasilcel Shares held by Portugal Telecom under Alternative B.  All other terms of Offer 2 apart from the increased offer prices remained the same.

On June 30, 2010, the EGM was held, and approximately 73.9% of the submitted votes corresponding to the ordinary shares were in favor of Increased Offer 2 and approximately 26.1% of the submitted votes corresponding to the ordinary shares were against Increased Offer 2. However, the government of Portugal purported to veto Increased Offer 2 with its Class A preferential shares and, as a result, Increased Offer 2 was not approved. After the EGM, on June 30, 2010, Telefónica extended the acceptance period for the Increased Offer 2 until July 16, 2010.

Item 7.  Materials to be Filed as Exhibits.

Item 7 is amended to add the following exhibits:

Exhibit 4:	Telefónica Cash Offer dated May 6, 2010 (Offer 1).

Exhibit 5:	Telefónica Offer dated June 1, 2010 (Offer 2).

Exhibit 6	Telefónica Updated Offer dated June 29, 2010 (Increased Offer 2).

Exhibit 7	Telefónica Extension of the Acceptance Date of the Updated Offer (Increased Offer 2) dated June 30, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 2010

TELEFÓNICA, S.A.

By:	/s/ Ramiro Sánchez de Lerín García- Ovies
Name: Ramiro Sánchez de Lerín García- Ovies
Title: General Secretary and Secretary to the Board of Directors

Exhibit Index

The exhibit index is amended by adding the following exhibits:

Exhibit No.
99.5	Telefónica Cash Offer dated May 6, 2010 (Offer 1), incorporated by reference to the Form 6-K filed by Telefónica on May 11, 2010.
99.6	Telefónica Offer dated June 1, 2010 (Offer 2), incorporated by reference to the Form 6-K filed by Telefónica on June 2, 2010.
99.7	Telefónica Updated Offer dated June 29, 2010 (Increased Offer 2), incorporated by reference to the Form 6-K filed by Telefónica on June 30, 2010.
99.8	Telefónica Extension of the Acceptance Date of the Updated Offer (Increased Offer 2) dated June 30, 2010, incorporated by reference to the Form 6-K filed by Telefónica on July 1, 2010.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF TELEFÓNICA, S.A.

The directors and executive officers of Telefónica as of the date hereof are set forth below.  The business address of each director or executive officer is that of Telefónica.  Unless noted otherwise, each of the named individuals is a citizen of the Kingdom of Spain.

Directors and Officers of Telefónica:

Members of the Board of Directors	Business Address

César Alierta Izuel	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Isidro Fainé Casas	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Vitalino Manuel Nafría Aznar	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Julio Linares López	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Fernando de Almansa Moreno-Barreda	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
José María Abril Pérez	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
José Ma Álvarez-Pallete López	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
David Arculus*	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Eva Castillo Sanz	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Carlos Colomer Casellas	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Peter Erskine*	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Alfonso Ferrari Herrero	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Luiz Fernando Furlán**	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Gonzalo Hinojosa Fernández de Angulo	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Pablo Isla Álvarez de Tejera	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Antonio Massanell Lavilla	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Francisco Javier de Paz Mancho	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain

*      Citizen of the United Kingdom
**    Citizen of the Federative Republic of Brazil

Executive Officers

César Alierta Izuel	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Julio Linares López	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
José María Álvarez –Pallete López	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Guillermo Ansaldo Lutz*	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Matthew Key**	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Santiago Fernández Valbuena	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Luis Abril Pérez	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Calixto Ríos Pérez	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Ramiro Sánchez de Lerín García-Ovies	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain

*      Citizen of the Argentine Republic
**    Citizen of the United Kingdom

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF BRASILCEL N.V.

The directors and executive officers of Brasilcel N.V. as of the date hereof are set forth below.

Directors and Officers of Brasilcel N.V. :

Business Address

José María Álvarez-Pallete*	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Abilio Cesario Lopes Martins**	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
Carlos Manuel Fidalgo Moreira de Cruz**	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
Francisco Jose Acevedo Padínha**	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
Pedro Brandao**	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
Shakhaf Wine***	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
Luís Pacheco de Melo**	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
Ignacio Aller Mallo*	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Luís Miguel Gilpérez*	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Ignacio Cuesta Martín-Gil*	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain.
Emilio Gayo*	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Miguel Menchén Alumbreros *	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain

*      Citizen of the Kingdom of Spain
**    Citizen of Portugal
***  Citizen of Federative Republic of Brazil

Members of the Management Board	Business Address
Caride, Eduardo Fernando*	Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain
Reis Cocco, Luís Paulo**	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
Equity Trust, N.V.***	Strawinskylaan 3105 Atrium, 1077ZX Amsterdam, The Netherlands
Clear Management, N.V.***	Strawinskylaan 3105 Atrium, 1077ZX Amsterdam, The Netherlands

*      Citizen of the Kingdom of Spain
**    Citizen of Portugal
***  Registered office in The Netherlands